LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
LAZARUS ROTHSTEIN, ESQUIRE
CHAD FRIEND, ESQUIRE, LL.M.

<u>WWW.LEGALANDCOMPLIANCE.COM</u>
<u>WWW.SECURITIES-LAW-BLOG.COM</u>

OF COUNSEL:
PETER P. LINDLEY, ESQUIRE, CPA, MBA
STUART REED, ESQUIRE
MARC S. WOOLF, ESQUIRE



DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

August 25, 2014

VIA E-Mail

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

Re: Financial Resolutions of America Corp.
    Offering Statement on Form 1-A
    Filed July 3, 2014
    File No. 024-10406

Dear Mr. Spirgel:

We have filed herewith on behalf of Financial Resolutions of America Corp. (the "Registrant") Amendment No. 1 to the above-referenced Form 1-A. This Amendment No. 1 is marked with a narrative response herein keyed to your comments set forth in your comment letter to Michael Leseney, CEO of the Registrant, dated July 30, 2014. We trust you shall deem this Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Also, we note that upon accessing the Registrant's file on the SEC EDGAR website, the SEC header for "Mailing Address" lists: "C/O Muehler International Corporation, 5023 Parkway Calabasas, Calabasas CA 91320". Please remove this reference as it is no longer accurate and replace it with our business address as set forth in the Form 1-A of: "1228 South Main Street Lakeport, California 95453".

General

Comment 1. Please clarify whether the company currently has shares of common stock issued and outstanding sufficient to convert the preferred shares into 95,000,000 common shares. Disclosure at page 29 suggests that the common shares into which the convertible preferred may convert are not the 95,000,000 common shares currently held by the company's officers and directors, yet disclosure at page 34 indicates that "as of the date of this offering circular, we have outstanding

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

95,000,000 shares of common stock." If the common shares into which the convertible may convert are those held by the company's officers and directors, they should be identified as selling shareholders.

Response 1. The Company has authorized 300,000,000 shares of common stock, $0.0001 par value per share; of which 95,000,000 shares are currently issued and outstanding. The Company is offering herein 5,000,000 shares of Series A Convertible Preferred Stock, which preferred is convertible into a maximum of 19 shares of common stock. If all 5,000,000 shares of Preferred Stock were converted in common stock at a conversion ratio of 1:19, then the Company would be obligated to issue an additional 95,000,000 shares of Common Stock, after which the Company would have 190,000,000 shares of common stock outstanding (well below the 300,000,000 authorized common). The common shares into which the preferred shares may convert are not those shares held by the Company's officers and directors, but rather newly issued shares of the Company's common stock issuable to those who convert the preferred stock sold in this Offering; the officers and directors are not selling shareholders.

Comment 2. Because the preferred convertible shares you are selling are immediately convertible into common shares, you should provide complete disclosures throughout your Form 1-A with respect to the underlying common stock, including at Item 6 of Part I— Notification, as well as in the "Description of Securities" at page 34. Likewise, please revise your Exhibit 11.1 legal opinion to opine upon the underlying common shares.

Response 2. Amendment No. 1 to the Form 1-A has been revised accordingly. Specifically, Item 6 of Part I has been revised to read in its entirety as follows:

> "ITEM 6. OTHER PRESENT OR PROPOSED OFFERINGS. - The Issuer is not presently offering, nor does it presently contemplate offering, any securities other than those covered by this Form 1-A. The securities covered by this Form 1-A include: (i) the 5,000,000 shares of Series A Convertible Preferred Stock, and (ii) the common shares into which the such preferred stock is convertible."

and the "Description of Securities" on page 34 has been revised to include the following language:

> "However, the securities covered by this Form 1-A include: (i) the 5,000,000 shares of Series A Convertible Preferred Stock, and (ii) the common shares into which the shares of such preferred stock is convertible."

About this Offering Circular, page 9

Comment 3. Please revise paragraph three to include your website address.

Response 3. Paragraph three has been so revised.

Comment 4. Please revise paragraph three to clarify that the offering circular may be "qualified," as opposed to "declared effective" by the SEC.

       Response 4. Paragraph three has been so revised.

The Company and Business Summary, page 10

Comment 5. Please revise to explain how FRAC is the successor to the JR Group, LLC. In this regard, we note from the prior paragraph that FRAC intends to do business under the name "Judgment Recovery Group," suggesting that the entities are one and the same. Likewise, disclosure at page 34 indicates that Mr. Leseney continues to own an interest in JR Group, suggesting that the entity is ongoing.

       Response 5. The narrative referenced above has been revised to clarify that the Company is not the successor to the JR Group, LLC, but that the Company purchased from JR Group its principal asset, the Servicing Platform, in exchange for a $300,000 promissory note to the JR Group. The Company is d/b/a "Judgment Recovery Group", but it is separate entity from JR Group, LLC. Mr. Leseney continues to own an interest in JR Group and the Company – two separate entities.

Comment 6. Please revise paragraph two on page 11 to briefly explain the terms "6.65 turn on invested capital," and "110%+ internal rate of return."

       Response 6. Paragraph two on page 11 has been so revised.

Comment 7. Please clarify that the results experienced by current management while at the JR Group are not necessarily indicative of possible results to be experienced by Financial Resolutions of America.

       Response 7. The Form 1-A has been so clarified.

Comment 8. Please revise paragraph six on page 11 to discuss whether or not it is feasible to expect to purchase judgment portfolios for roughly 5% of the stated value of the individual judgments, based on management's experience.

       Response 8. Paragraph six on page 11 has been so revised.

Risk Factors, page 12

Our operations could suffer from telecommunications or technology downtime or increased costs., page 14

Comment 9. Please revise to discuss why the company's success is in a large part dependent on sophisticated telecommunications and computer systems.

Response 9. The Form 1-A has been revised accordingly.

Management's Discretion as to Use of Proceeds, page 15

Comment 10. Please revise to clarify, if true, that management has complete discretion as to the use of proceeds, and can use them not only for "similar purposes," but for any corporate purpose whatsoever.

Response 10. The above risk factor has been so revised.

We do not meet the criteria to list our securities on an exchange such as the NASDAQ Stock Market and our common stock is illiquid and may be difficult to sell. page 16

Comment 11. We note your statement within this risk factor that you "plan to qualify [y]our common stock for quotation on the OTC Markets when the distribution and potential market for the stock would permit such quotation." Please revise to discuss the requirement by all U.S. exchanges and certain quotation systems that a company be a reporting company with the Securities and Exchange Commission to be eligible for listing or quotation by market makers. Disclose that you are not and will not be a reporting company with the SEC in connection with this offering.

Response 11. The Form 1-A has been revised accordingly.

Compliance with Securities Laws, page 17

Comment 12. Please revise to indicate how non-rescinding shareholders would be adversely affected were other purchases to obtain rescission. Clarify whether non-rescinding shareholders would bear any liability to rescinding FRAC shareholders.

Response 12. The Form 1-A has been revised accordingly.

Cautionary Statement Regarding Forward-Looking Statements, page 18

Comment 13. Please revise to remove the reference to the safe harbor under the Private Securities Litigation Reform Act of 1995, insofar as it is unavailable to issuers of penny stocks.

Response 13. The Form 1-A has been revised accordingly.

Offering Price, page 17

Comment 14. Please revise sentence two to clarify that the offering price bears no relationship to the company's assets, net worth, or other objective criteria.

Response 14. The Form 1-A has been revised accordingly.

Business and Properties, page 18

Comment 15. Please provide sources for the figures you cite in paragraph one. Please also provide us with support materials for these figures.

Response 15. The following language was added to paragraph one: "Based on our management's experience it is feasible to expect that we can purchase judgments for roughly 5% of the stated value."

As supplemental information, management can identify several contracts that they have entered into with 3rd party sellers that have been fully consummated. However, management is hesitant to provide copies of such contracts as they are proprietary and that such disclosure may violate privilege or privacy expectations of the other parties. The Registrant would be happy to provide such contracts for SEC review provided that it obtained assurances that no party other than the SEC would or could ever be privy to such contract(s) and information.

Industry and Market, page 19

Household Debt and Credit Developments in 2013 Q4, page 19

Comment 16. We note that you cite to industry research for information and statistics regarding household debt and credit developments. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross- referencing a statement with the underlying factual support. We note your reference here to the Federal Reserve Bank of New York, and to www.judgmentcenter.com on page 20.

Response 16. Please see the 2 attached reports from the Federal Reserve Bank of New York (page 2 paragraphs 1-4 contain the entire references of interest) and the page from www.judgmentcenter.com illustrating the $200 Billion/yr.

Lessons Learned by FRAC Management, page 24

Comment 17. Please revise paragraph two to indicate, in management's experience, the probability of realizing $0.95 for each dollar recovered of a judgment portfolio. Please similarly revise paragraph four under "Revenue Model" on page 25.

Response 17. The Form 1-A has been revised accordingly.

Challenges, page 25

Comment 18. Please revise paragraph 3 to explain how the ratio of EWOs to Abstracts of Judgment dictated the average time to collect/satisfy a judgment.

Response 18. The Form 1-A has been revised accordingly.

Implicit Post Offering Value, page 28

Comment 19. Please revise to indicate how you arrived at an implicit valuation of $0.0526/common share. Also, your total implied market value does not appear to be the product of $0.0526 multiplied by 95,000,000 shares. Please advise or revise.

Response 19. The Form 1-A has been revised accordingly.

Security Ownership, page 33

Comment 20. We are uncertain why the individual shares when added do not equal 95,000,000 shares, nor why the 95,000,000 share total does not equal 100% of your shares outstanding. Please advise or revise.

Response 20. The Form 1-A has been revised accordingly.

Interest of Management and Others in Certain Transactions, page 33

Comment 21. Please revise to more fully explain the nature of Mr. Leseney's ownership interest in the JR Group.

Response 21. The Form 1-A has been revised accordingly.

Description of Securities, page 34

Comment 22. Please revise to indicate what is meant by the dividends being payable on a "cumulative basis" when and if declared by the Board.

Response 22. The Form 1-A has been revised accordingly.

Financial Statements

General

Comment 23. As the financial statements have not been audited, please revise to include a prominent label in the title of each financial statement disclosing that they are unaudited.

Response 23. The financial statements have been revised accordingly.

Comment 24. Please provide a balance sheet as of the end of the most recent fiscal year and statements of income, cash flows and stockholders' equity for each of the two fiscal years preceding the date of the annual balance sheet. Also provide financial statements as of and for the subsequent interim period. The fiscal year and interim financial statements may be unaudited.

Response 24. The financial statements have been provided.

Balance Sheet, page 2

Comment 25. Please disclose the types of transactions that resulted in amounts due to affiliates and the nature of the relationship of the company to the affiliates.

Response 25. The financial statements have been revised accordingly. Please see Note 2 Advances Payable that states, "Certain officers and shareholders of the Company advanced monies to the Company in the amount of $56,015 to pay for organizational and other start-up costs."

Statement of Operations, page 3

Comment 26. Please include a statement disclosing, if true, that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. Also note, if true, that all such adjustments are of a normal, recurring nature. Otherwise, furnish supplemental information describing the other than normal adjustments. Refer to Regulation A, Form 1-A, Part F/S, (2).

Response 26. See Note 9 on F/S ending June 30, 2014 stating that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included and that all such adjustments are of a normal, recurring nature.

Note 1 – Summary of Significant Accounting Policies

Property and Equipment, page 7

Comment 27. It appears that a significant portion of the $300,000 in Property, Plant, and Equipment may be related to your servicing platform and the non-exclusive license to use the servicing platform in perpetuity. Please disclose your method for arriving at the fair value of these assets and disclose the value assigned to them. Refer to ASC 820.

Response 27. See Note 1 Property and Equipment: which includes language as follows:"... stated at cost". Management asserts that the cost of the servicing platform was negotiated in good faith between related parties in an arms-length transaction. Management makes no further assertions as to the value of the servicing platform.

Note 3 – Related Party Notes Payable, page 7

Comment 28. You disclose that the value of the Servicing Platform was independently valued in excess of $300,000. Please disclose the actual valuation. Also clarify whether the predecessor entity or another party is the creditor.

Response 28. Note 3 Related Party Notes Payable has been updated to address the SEC concerns. You should note that the F/S no longer state that management makes any assertions as to the value of the Servicing Platform.

Sincerely yours,



Laura E. Anthony,
For the Firm